

MAIL STOP 3561

November 15, 2007

Mr. Joel Horowitz
Chief Executive Officer
Global Brands Acquisition Corp.
11 West 42nd Street, 21st Floor
New York, NY 10036

>   **Re: Global Brands Acquisition Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **File No. 333-145684**
>   **Filed October 31, 2007**

Dear Mr. Horowitz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please confirm that if the company obtains a fairness opinion where shareholders are not entitled to rely upon the opinion, that the company may not rely upon the opinion for determining whether the 80% test has been met. The Form S-1 represents that the company will make this determination and if shareholders may not rely upon a third party opinion, it would appear that the company would have to make its own independent determination in order to meet its obligations to shareholders.

Conflicts of Interest, page 74

2.   We do not believe that the company has responded completely to our prior comment 20 from our letter dated October 25, 2007. Accordingly, we reissue in part. As you appear to retain the right to enter into a combination with portfolio companies of your affiliates, please explain how this will occur, and how you will maintain that information about potential targets known prior to the completion of the IPO will not be used to identify a target business. Also, please revise to indicate whether these targets would initially be considered, would be considered after other options had been exhausted, etc.

3.   On page 77 the company has disclosure indicating that its officers and directors "must present only suitable business opportunities they become aware of …" (emphasis added) Please revise to clarify the meaning of this statement. In this respect, indicate who determines an opportunity is suitable, what criteria are to be used in making this assessment, etc.

Exhibits

4.   Please note the continuing applicability of comment 45 from our initial comment letter.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comments may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: Jeff Gallant, Esq.
Fax: (212) 818-8881